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                      SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                   FORM 8-A/A


               FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                    PURSUANT TO SECTION 12(b) OR (g) OF THE
                        SECURITIES EXCHANGE ACT OF 1934



                             PathoGenesis Corporation
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             (Exact name of registrant as specified in its charter)

              Delaware                                            91-1542150
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       (State of incorporation                                  (IRS Employer
           or organization)                                 Identification No.)


201 Elliott Avenue West, Seattle, Washington                              98119
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(Address of principal executive offices)                             (Zip Code)


Securities to be registered pursuant to Section 12(b) of the Act:

              Title of Each Class               Name of Each Exchange on
              To Be So Registered        Which Each Class Is To Be Registered
              -------------------        ------------------------------------

                     None

Securities to be registered pursuant to Section 12(g) of the Act:

                        Preferred Stock Purchase Right
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                               (Title of Class)
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ITEM 1. DESCRIPTION OF SECURITIES TO BE REGISTERED

          On April 13, 1999, the Board of Directors of PathoGenesis Corporation (the "Company") amended the Rights Agreement (the "Rights Agreement"), dated as of June 26, 1997, as amended March 8, 1998, by and between the Company and Harris Trust and Savings Bank, as Rights Agent (the "Rights Agent"). As amended, each Preferred Stock Purchase Right (a "Right") entitles the registered holder to purchase from the Company one one-thousandth (1/1000) of a share of preferred stock of the Company, designated as Series A Junior Preferred Stock (the "Preferred Stock"), at a price of $250 per one one-thousandth (1/1000) of a share (the "Exercise Price").

          As discussed below, the Rights are not currently exercisable, and separate rights certificates have not been sent to stockholders. Until the Distribution Date (as defined below), the Rights will automatically trade with the Common Stock.

          The Rights, unless earlier redeemed by the Board of Directors in the manner described below, become exercisable upon the close of business on the day (the "Distribution Date"), which is the earlier of (i) the tenth day following a public announcement that a person or group of affiliated or associated persons, with certain exceptions set forth below, has acquired beneficial ownership of 15% or more of the outstanding voting stock of the Company (an "Acquiring Person"), and (ii) the tenth business day (or such later date as may be determined by the Board of Directors prior to such time as any person or group of affiliated or associated persons becomes an Acquiring Person) after the date of the commencement or announcement of a person's or group's intention to commence a tender or exchange offer the consummation of which would result in the ownership of 15% or more of the Company's outstanding voting stock (even if no shares are actually purchased pursuant to such offer).

          Prior to such time, the Rights will not be exercisable, will not be represented by a separate certificate, and will not be transferable apart from the Company's Common Stock, but will instead be evidenced, with respect to any of the Common Stock certificates outstanding as of July 10, 1997, by such Common Stock certificate outstanding at that time, and with respect to any of the Common Stock certificates issued after such date by such Common Stock certificate, which will contain a legend incorporating the Rights Agreement by reference.

          An Acquiring Person does not include (A) the Company, (B) any subsidiary of the Company, (C) any employee benefit plan or employee stock plan of the Company or of any subsidiary of the Company, or any trust or other entity organized, appointed, established or holding Common Stock for or pursuant to the terms of any such plan, (D) any person or group whose ownership of 15% or more of the shares of voting stock of the Company then outstanding results solely from (i) a transaction or series of related transactions specifically approved by the Board of Directors prior to such person or group otherwise becoming an Acquiring Person, or (ii) a reduction in the number of issued and outstanding shares of voting stock of the Company pursuant to a transaction or transactions approved by the Board of Directors (provided that any person or group that does not become an Acquiring Person by reason of clause (i) or (ii) above shall become an Acquiring Person upon acquisition of any additional voting stock unless such acquisition of additional voting stock will not result in such person or group becoming an Acquiring Person by reason of clause (i) or (ii) above).
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          Until the Distribution Date (or earlier redemption or expiration of the Rights), the surrender for transfer of any of the Common Stock certificates will also constitute the transfer of the Rights associated with the Common Stock represented by such certificate. As soon as practicable following the Distribution Date, separate certificates evidencing the Rights ("Right Certificates") will be mailed to holders of record of the Common Stock as of the close of business on the Distribution Date and such separate certificates alone will evidence the Rights from and after the Distribution Date.

          The Rights are not exercisable until the Distribution Date. The Rights will expire at the close of business on June 26, 2007, unless earlier redeemed by the Company as described below.

          The Preferred Stock is nonredeemable and, unless otherwise provided in connection with the creation of a subsequent series of preferred stock, subordinate to any other series of the Company's preferred stock. The Preferred Stock may not be issued except upon exercise of Rights. Each share of Preferred Stock will be entitled to receive when, as and if declared, a quarterly dividend in an amount equal to the greater of $100 per share or 1,000 times the cash dividends declared on the Company's Common Stock. In addition, each share of Preferred Stock is entitled to 1,000 times any non-cash dividends (other than dividends payable in equity securities or certain rights or warrants) declared on each share of Common Stock, in like kind. In the event of the liquidation of the Company, the holders of Preferred Stock will be entitled to receive, for each share of Preferred Stock, a payment in an amount equal to the greater of $250 per one one-thousandth share of Preferred Stock or 1,000 times the payment made per share of Common Stock. Each share of Preferred Stock will have 1,000 votes, voting together with the Common Stock. In the event of any merger, consolidation or other transaction in which Common Stock is exchanged, each share of Preferred Stock will be entitled to receive 1,000 times the amount received per share of Common Stock. The rights of Preferred Stock as to dividends, liquidation and voting are protected by anti-dilution provisions.

          The Exercise Price, and the number of shares of Preferred Stock or other securities or property issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution in the event of stock dividends, stock splits, reclassifications, or certain distributions with respect to the Preferred Stock. The number of outstanding Rights and the number of one one-thousandth of a share of Preferred Stock issuable upon exercise of each Right are also subject to adjustment if, prior to the Distribution Date, there is a stock split of the Common Stock or a stock dividend on the Common Stock payable in Common Stock or subdivisions, consolidations or combinations of the Common Stock. With certain exceptions, no adjustment in the Exercise Price will be required until cumulative adjustments require an adjustment of at least 1% in such Exercise Price. No fractional shares of Preferred Stock will be issued (other than fractions which are integral multiples of one one-thousandth of a share of Preferred Stock, which may, at the election of the Company, be evidenced by depositary receipts) and, in lieu thereof, an adjustment in cash will be made based on the market price of the Preferred Stock on the last trading day prior to the date of exercise.

          Unless the Rights are earlier redeemed or exchanged, or prior to such transaction the Board of Directors approves such transaction, if the Company at any time after the Distribution Date were to be acquired in a merger or other business combination (in which any
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shares of Common Stock are changed into or exchanged for other securities or assets) or more than 50% of the assets or earning power of the Company and its subsidiaries (taken as a whole) were to be sold or transferred in one or a series of related transactions, the Rights Agreement provides that proper provision will be made so that each holder of record of a Right will from and after such date have the right to receive, upon payment of the Exercise Price, that number of shares of common stock of the acquiring company having a market value at the time of such transaction equal to two times the Exercise Price.

          In addition, unless the Rights are earlier redeemed or exchanged, in the event that a person or group becomes the beneficial owner of 15% or more of the Company's voting stock (other than pursuant to a tender or exchange offer (a "Qualifying Tender Offer") for all outstanding shares of Common Stock that is approved by the Board of Directors prior to any person becoming an Acquiring Person, after taking into account the long-term value of the Company and all other factors they consider relevant in the circumstances), the Rights Agreement provides that proper provisions will be made so that each holder of record of a Right, other than the Acquiring Person (whose Rights will thereupon become null and void), will thereafter have the right to receive, upon payment of the Exercise Price, in lieu of Preferred Stock, that number of shares of the Common Stock having a market value at the time of the transaction equal to two times the Exercise Price.

          At any time on or prior to the close of business on the earlier of (i) the time that a person has become an Acquiring Person or (ii) June 26, 2007, the Company may redeem the Rights in whole, but not in part, at a price of $0.01 per Right, subject to adjustment (the "Redemption Price").

          Immediately upon the effective time of the action of the Board of Directors of the Company authorizing redemption of the Rights, the right to exercise the Rights will terminate and the only right of the holders of Rights will be to receive the Redemption Price.

          The Board of Directors may, at its option, exchange all or part of the then outstanding and exercisable Rights (other than those held by the Acquiring Person) for shares of Common Stock at a ratio of one share of Common Stock per Right, as adjusted; provided, however, that such Rights cannot be exchanged once a Person, together with such Person's Affiliates and Associates, becomes the owner of 50% or more of the shares of Common Stock then outstanding. If the Board of Directors authorizes such an exchange, the Rights will immediately cease to be exercisable.

          For as long as the Rights are then redeemable, the Company, by a majority of the directors then in office, may, except with respect to the Redemption Price or date of expiration of the Rights, amend the Rights in any manner, including an amendment to extend the time period in which the Rights may be redeemed. However, at any time from and after such time as any Person becomes an Acquiring Person no amendment or supplement may adversely affect the interest of the holders of the Rights.

          Until a Right is exercised, the holder, as such, will have no rights as a stockholder of the Company, including, without limitation, the right to vote or to receive dividends.
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          The Rights Agreement and the Amendments thereto, dated as of March 8,
1998 and April 13, 1999, are attached hereto as exhibits. The foregoing description of Rights and the Rights Agreement, as amended, is qualified in its entirety by reference to such exhibits. All capitalized terms not defined herein shall have the meanings ascribed to them in the Rights Agreement, as amended.


ITEM 2. EXHIBITS

      Number                         Description

      4.1(b) Rights Agreement dated as of June 26, 1997, between PathoGenesis Corporation and Harris Trust and Savings Bank, as Rights Agent, including the Form of Right Certificate as Exhibit B (incorporated by reference to Exhibit 1 to PathoGenesis' Current Report on Form 8-K filed on July 10,
                  1997).

      4.1(bb) First Amendment, dated as of March 8, 1998, to Rights Agreement between PathoGenesis Corporation and Harris Trust and Savings Bank, as Rights Agent (incorporated by reference to Exhibit 4.1(bb) to PathoGenesis' Annual Report on Form 10-K for 1997).

      4.1(bbb) Amendment of Rights Plan, dated as of April 13, 1999, between PathoGenesis Corporation and Harris Trust and Savings Bank, as Rights Agent.
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                                   SIGNATURE

     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

Date: April 15, 1999

                                        PATHOGENESIS CORPORATION



                                        By:  /s/ Alan R. Meyer
                                             --------------------------
                                              Alan R. Meyer
                                              Chief Financial Officer